FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      [X]     Form 40-F     [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [   ]     No      [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

                Gold Fields Limited
                Reg. 1968/004880/06
                24 St. Andrews Road
                Parktown, 2193

                Postnet Suite 252
                Private Bag X30500
                Houghton, 2041
                South Africa

                Tel  +27 11 644-2400
                Dir  +27 11 644-2460                 Fax  +27 11 484-0639
                www.goldfields.co.za

M E D I A R E L E A S E

Gold Fields Reports Increase in Mineral Resources and Reserves

Johannesburg, 2 October 2003: Gold Fields Limited (GFI — NYSE and JSE) announces increases in both its Mineral Resources and Reserves for fiscal year ending 30 June, 2003.

Attributable Resources have increased from 186.0 to 195.3 million ounces, including the Arctic Platinum Project in Finland. Attributable Reserves have increased by 3.0 million ounces to 81.5 million ounces.

Ian Cockerill, Chief Executive Officer of Gold Fields said: “To end the year with a net gain of 3 million reserve ounces, and to offset the 4.7 million ounces we depleted, means that we actually found 7.7 million ounces of new reserves during the year. This reflects well on the increased focus on organic growth and exploration within Gold Fields.”

Gold Fields spends approximately US$70 million a year on exploration worldwide. Of this, approximately US$30 million is spent on brownfields exploration on or near existing mining properties, where the new reserves were found.

Gold Fields reports its Mineral Resources and Reserves in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code). The code has been incorporated into the rules of the JSE Securities Exchange South Africa regarding listing requirements and continuing obligations. In addition Gold Fields has written and implemented an additional internal code of practice that takes cognisance of the diverse nature of its operations and considers the requirements of all internationally recognised codes, including industry Guide 7 as interpreted by the Staff of the US Securities Exchange Commission.

A comprehensive Resources and Reserves Statement can be found on the Company’s website at www.goldfields.co.za or in its recently published annual report for 2003 which was mailed to all shareholders and is available upon request.

end

Enquiries

South Africa
Willie Jacobsz
Tel +2711 644-2460
Fa +2711 484-0639

North America
Cheryl A Martin
Tel +303 796-8683
Fa +303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), N J Holland†
(Financial Director), G J Gerwel, J M McMahon†, G R Parker‡, R Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen,
C I von Christierson   *Canadian, †British, ‡American

COMPARISON OF F2002 AND F2003 RESOURCES AND RESERVES

		Resource					Reserve

			Gold	Gold			Head	Gold	Gold
	Mill Tons	Grade	(000 oz)	(000 oz)	Attributable	Mill Tons	Grade	(000 oz)	(000 oz)
GOLD	(Mt)	(g/t )	F2003	F2002	%	(Mt)	(g/t )	F2003	F2002

Driefontein	148.5	11.0	52 616	49 623	100	108.8	7.7	27 102	27 651
Kloof	207.9	13.0	86 979	84 261	100	106.0	9.1	31 092	29 974
Beatrix	132.4	5.4	23 069	21 539	100	77.2	4.9	12 186	12 496
SA Operations*	488.8	10.4	162 664	155 423		292.0	7.5	70 380	70 121

Tarkwa	471.9	1.5	22 309	18 890	71.1	232.0	1.3	9 828	6 530
Damang	27.9	1.7	1 516	1 765	71.1	17.3	1.7	919	1 189
St Ives	87.0	2.6	7 295	6 742	100	28.2	3.3	2 989	2 336
Agnew	12.7	5.4	2 198	1 810	100	2.6	6.4	535	601
International Operations	599.4	1.7	33 318	29 207		280.1	1.6	14 271	10 656

Total Gold Fields	1 088.1	5.6	195 982	184 630		572.1	4.6	84 650	80 777
		2 PGE	2 PGE
PLATINUM	Tons (Mt)	+Au	+Au
		(g/t )	(000 oz)
Arctic Platinum	156.7	2.4	12 213	14 400	51
Total Precious Metals	1 244.8		208 195	199 030		572.1		84 650	80 777
Total attributable to Gold Fields	1023.6		195 325	186 005		500.1		81 544	78 546

•     Statement excludes St Helena which was sold on the 29 October 2002.

ends

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED
Date: 2 October 2003
	By:	Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs